UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aspen Technology, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

29109X106

(CUSIP Number)

Sara Yang Bosco

Senior Vice President, Secretary & Chief Legal Officer

Emerson Electric Co.

8000 West Florissant Avenue

St. Louis, MO 63136

314-553-2000

With a Copy to:

Phillip R. Mills

Marc O. Williams

Cheryl Chan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29109X106	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.39%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS EMR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.39%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS EMR Worldwide Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.39%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS EMR US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.39%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 29109X106	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Rutherfurd US LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,307,514
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,307,514
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.39%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Schedule 13D/A

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 26, 2022, and is made pursuant to Rule 13d-1(a) of the Act.

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

The purpose of this Amendment No. 1 is to report (i) a change in beneficial ownership as a result of (a) the contribution of 36,307,514 shares of Common Stock by EMR Worldwide Inc. (“Emerson Sub”) to its subsidiary EMR US Holdings LLC (“EMR US Holdings”) and (b) the contribution of 36,307,514 shares of Common Stock by EMR US Holdings to its subsidiary Rutherfurd US LLC (“EMR US LLC”) and (ii) the joinder of EMR US LLC to the Stockholders Agreement, dated as of May 16, 2022, between Aspen Technology, Inc, Emerson Electric Co. (“Emerson”) and Emerson Sub (the “Stockholders Agreement”). The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Emerson has not changed from the Schedule 13D filed on May 26, 2022.

Item 2.	Identity and Background.

Item 2 to the Schedule 13D is hereby supplemented and amended by adding the following as Reporting Persons:

4.

EMR US Holdings, a limited liability company organized under the laws of the State of Delaware, is a holding company and a subsidiary of Emerson Sub. The principal office address of Emerson Sub is 8000 West Florissant Avenue, St. Louis, MO 63136.

5.

EMR US LLC, a limited liability company organized under the laws of the State of Delaware, is a holding company and a subsidiary of EMR US Holdings. The principal office address of Emerson Sub is 8000 West Florissant Avenue, St. Louis, MO 63136.

During the last five years, none of the Reporting Persons and, to the best of each Reporting Person’s knowledge, none of the directors or executive officers of such applicable Reporting Person listed on Schedules I through V hereto, have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is hereby supplemented and amended by adding the following:

Emerson Sub contributed 36,307,514 shares of Common Stock to EMR US Holdings in exchange for 7,289,500 shares in EMR US Holdings.

EMR US Holdings contributed 36,307,514 shares of Common Stock to EMR US LLC in exchange for 5,179,998 shares in EMR US LLC.

Item 4.	Purpose of Transaction.

The information set forth in the cover pages and in Item 2, Item 3 and Item 6 hereof is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Based on the most recent information available, the aggregate number and percentage of the Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by such Reporting Person is set forth in boxes (11) and (13), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 64,382,647 issued and outstanding shares of Common Stock as of August 15, 2023 as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on August 21, 2023.

To the best knowledge of the Reporting Persons, none of the individuals named on Schedules I-V attached hereto beneficially own any shares of Common Stock.

(b) EMR US LLC directly holds 36,307,514 shares of Common Stock and, as such, is deemed to have sole voting power and sole dispositive power with respect to 36,307,514 shares of Common Stock. EMR US LLC is a subsidiary of EMR US Holdings, EMR US Holdings is a subsidiary of Emerson Sub, Emerson Sub is a subsidiary of EMR Holdings and EMR Holdings is a direct, wholly owned subsidiary of Emerson and as such, each of Emerson Sub, EMR US Holdings, EMR Holdings and Emerson is deemed to have shared voting power and shared dispositive power with respect to the 36,307,514 shares of Common Stock held directly by EMR US LLC.

(c) Other than as disclosed in this Schedule 13D/A, no transactions involving shares of Common Stock were effected during the past sixty days.

(d) To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock reported herein as beneficially owned by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is hereby supplemented and amended by adding the following:

Contribution and Joinder

Emerson Sub contributed 36,307,514 shares of Common Stock to EMR US Holdings in exchange for 7,289,500 shares in EMR US Holdings, and EMR US Holdings contributed 36,307,514 shares of Common Stock to EMR US LLC in exchange for 5,179,998 shares in EMR US LLC .

EMR US LLC is a party to the Stockholders Agreement and is a member of the Emerson Group.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement and the joinder to the Stockholders Agreement, copies of which are attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Amended and Restated Joint Filing Agreement by and among the Reporting Persons

Exhibit 99.2	Contribution Agreement, dated October 6, 2023, among EMR Worldwide Inc., EMR US Holdings LLC and Rutherfurd US LLC

Exhibit 99.3	Joinder to Stockholders Agreement, dated October 6, 2023, by Rutherfurd US LLC

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2023

EMERSON ELECTRIC CO.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Assistant Secretary

EMR HOLDINGS, INC.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Secretary

EMR WORLDWIDE INC.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Secretary

EMR US HOLDINGS LLC

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Authorized Signatory

RUTHERFURD US LLC

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Authorized Signatory

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

EMERSON ELECTRIC CO.

The following table sets forth certain information with respect to the directors and executive officers of Emerson Electric Co. The business address of each director and executive officer of Emerson Electric Co. is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship
James S. Turley (Director)	Chair of the Board, Emerson St. Louis, MO	United States
Mark A. Blinn (Director)	Director, Emerson St. Louis, MO	United States
Joshua B. Bolten (Director)	President and Chief Executive Officer, Business Roundtable Washington D.C.	United States
Martin S. Craighead (Director)	Director, Emerson St. Louis, MO	United States
William H. Easter III (Director)	Director, Emerson St. Louis, MO	United States
Gloria A. Flach (Director)	Director, Emerson St. Louis, MO	United States
Arthur F. Golden (Director)	Senior Counsel, Davis Polk & Wardwell New York, NY	United States
Leticia Goncalves (Director)	President, Global Foods for Archer Daniels Midland Company (ADM) Chicago, IL	United States
Candace Kendle (Director)	Director, Emerson St. Louis, MO	United States
Lori Lee (Director)	CEO, AT&T Latin America & Global Marketing Officer, AT&T Inc. Dallas, TX	United States
James M. McKelvey (Director)	CEO, Invisibly Inc. St. Louis, MO	United States
Matthew S. Levatich (Director)	Director, Emerson St. Louis, MO	United States
Surendralal (Lal) L. Karsanbhai (Director, President and Chief Executive Officer)	President and Chief Executive Officer, Emerson St. Louis, MO	United States
Michael J. Baughman	Executive Vice President, Chief Financial Officer and Chief Accounting Officer, Emerson St. Louis, MO	United States
Ram R. Krishnan	Executive Vice President and Chief Operating Officer, Emerson St. Louis, MO	United States
Peter Zornio	Senior Vice President and Chief Technology Officer, Emerson St. Louis, MO	United States

Name	Present Principal Occupation or Employment	Citizenship
Sara Y. Bosco	Senior Vice President, Secretary and Chief Legal Officer, Emerson St. Louis, MO	United States
Vidya Ramnath	Senior Vice President and Chief Marketing Officer, Emerson St. Louis, MO	United States
Lisa A. Flavin	Senior Vice President, Chief Transformation and Chief Compliance Officer, Emerson St. Louis, MO	United States
Michael H. Train	Senior Vice President and Chief Sustainability Officer, Emerson St. Louis, MO	United States
Nick Piazza	Senior Vice President and Chief People Officer, Emerson St. Louis, MO	United Kingdom

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF

EMR HOLDINGS, INC.

The following table sets forth certain information with respect to the directors and executive officers of EMR Holdings, Inc. The business address of each director and executive officer of EMR Holdings, Inc. is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship
Christopher J. Cassulo (Director, President)	Director, State & Local Taxes, Emerson St. Louis, MO	United States
John A. Sperino (Director, Vice President & Secretary)	Vice President - Governance & Securities and Assistant Secretary, Emerson St. Louis, MO	United States
Kirk A. Wippermann (Director)	Vice President International Tax, Emerson St. Louis, MO	United States

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF

EMR WORLDWIDE INC.

The following table sets forth certain information with respect to the directors and executive officers of EMR Worldwide Inc. The business address of each director and executive officer of EMR Worldwide Inc. is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship
John A. Sperino (Director, President & Secretary)	Vice President - Governance & Securities and Assistant Secretary, Emerson St. Louis, MO	United States
James H. Thomasson (Director, Treasurer)	Vice President & Treasurer, Emerson St. Louis, MO	United States
Kirk A. Wippermann (Director, Vice President & Assistant Treasurer)	Vice President International Tax, Emerson St. Louis, MO	United States

SCHEDULE IV

MANAGERS AND EXECUTIVE OFFICERS OF

EMR US HOLDINGS LLC

The following table sets forth certain information with respect to the managers and executive officers of EMR US Holdings LLC. The business address of each manager and executive officer of EMR US Holdings LLC is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship
John A. Sperino (Manager, President & Secretary)	Vice President - Governance & Securities and Assistant Secretary, Emerson St. Louis, MO	United States
James H. Thomasson (Manager, Vice President & Treasurer)	Vice President & Treasurer, Emerson St. Louis, MO	United States
Kirk A. Wippermann (Manager)	Vice President International Tax, Emerson St. Louis, MO	United States

SCHEDULE V

MANAGERS AND EXECUTIVE OFFICERS OF

RUTHERFURD US LLC

The following table sets forth certain information with respect to the managers and executive officers of Rutherfurd US LLC. The business address of each manager and executive officer of Rutherfurd US LLC is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship
John A. Sperino (Manager, President & Secretary)	Vice President - Governance & Securities and Assistant Secretary, Emerson St. Louis, MO	United States
James H. Thomasson (Manager, Vice President & Treasurer)	Vice President & Treasurer, Emerson St. Louis, MO	United States
Kirk A. Wippermann (Manager)	Vice President International Tax, Emerson St. Louis, MO	United States